Patterson Companies, Inc.

1031 Mendota Heights Road

St. Paul, MN 55120

VIA EDGAR

August 18, 2011

Ms. Tia Jenkins

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Patterson Companies, Inc.

Form 10-K for Fiscal Year Ended April 30, 2011

Filed June 29, 2011

File No. 000-20572

Dear Ms. Jenkins:

We are responding to your letter dated August 5, 2011. Our responses follow the comments in your letter, which are presented in bold type.

Management’s Discussion and Analysis, page 33

Critical Accounting Polices and Estimates, page 40

1.	We note your disclosure on page 35 that revenue recognized on Webster’s consumable sales growth was impacted by changes in distribution from sales under agency agreements to sales under buy-sell agreements. Please expand your revenue recognition discussion to describe the types of distribution agreements and how you determine revenue for each type of agreement. Please provide insight in how management makes estimates under the buy-sell arrangements and your analysis of the variability in the different types of revenue arrangements. Please provide us with an example of your proposed disclosure for future filings.

As a point of clarification, our recorded revenues for fiscal 2011 were negatively impacted because we sold relatively more doses under agency agreements and fewer under buy/sell arrangements (i.e. a conventional distribution relationship), which appears to be the reverse of the first sentence in your comment above. We point this out only in the spirit of being certain the facts are correct and we are properly addressing your concern.

As discussed in the first paragraph of the section “Veterinary Supply, Overview” beginning on page 12 of our Form 10-K, we record as revenue only a small amount of commission revenue for an agency transaction compared to a buy/sell transaction where the full market value of the dose is recorded as revenue. Estimating the impact on revenue growth for the period involves a relatively straight-forward analysis of the change in mix between the total doses sold under buy/sell arrangements versus under agency agreements during two consecutive periods. In fiscal 2011, we sold relatively more doses under agency agreements (i.e. effectively less revenue per dose) and fewer under buy/sell agreements in comparison to fiscal 2010. Management has effectively little choice as to whether these major pharmaceutical products are sold under buy/sell or agency arrangements since the decision is entirely that of the pharmaceutical company. Our only choice is whether to represent the pharmaceutical company; to remain competitive, we need to represent the major product lines in the market.

To provide additional clarity on how revenue is recognized under the two types of agreements, we propose adding the italicized content to paragraphs one and two of our revenue recognition discussion, which is completely reproduced below since your second comment also requested a clarification to this portion of our Form 10-K. We also propose including this revenue recognition discussion in both the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note. 1 Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements in our future filings to ensure consistency in each of the respective sections of our filing.

Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 53

2.	We note your disclosure that you originated approximately $260 million of equipment finance receivables in the United States. Please expand your revenue recognition policy to discuss the terms and the accounting for the sale of equipment. Please disclose whether you recognize revenue at the present value of the contract and how you account for the earned interest income. See FASB ASC 835-30-25.

Our current policy disclosure explains that equipment revenues are recognized upon delivery and, if necessary, installation. We propose that in future filings we expand the disclosure to include a discussion that revenue from a financed equipment or software sale is based on the present value of the finance contract and that interest income is recognized over the term of the contract. The proposed additional disclosure addressing your comment is shown in italics in the third paragraph of the reproduced revenue recognition discussion below.

Revenue Recognition

Revenues are generated from the sale of consumable products, equipment, software products and services, technical service parts and labor, freight and delivery charges, and other sources. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and final, and there is reasonable assurance of collection of the sale. Estimates for returns, damaged goods, rebates, loyalty programs and other revenue allowances are made at the time the revenue is recognized based on the historical experience for such items. In addition to revenues generated from the distribution of consumable products under conventional arrangements (buy/sell agreements) where the full market value of the product is recorded as revenue, the veterinary segment may earn a small commission income for services provided under agency agreements with certain pharmaceutical manufacturers. The services generally consist of detailing the product and taking the customer’s order. The agency agreement contrasts to a buy/sell agreement in that the veterinary segment does not purchase and handle the product or bill and collect from the customer in an agency relationship with a vendor.

Consumable product sales are recorded upon delivery, except in those circumstances where terms of the sale are FOB shipping point. Commissions under agency agreements are recorded when the services are provided.

Equipment and software product revenues are recognized upon delivery and, if necessary, installation. In those circumstances where terms of the sale are FOB shipping point, revenues are recognized when products are transferred to the shipping carrier. Revenue derived from post contract customer support for software is deferred and recognized ratably over the period in which the support is provided. The Company provides financing for select equipment and software sales. Revenue is recorded at the present value of the finance contract, with discount, if any, and interest income recognized over the life of the finance contract as interest income. See also Note 6 to the Consolidated Financial Statements, “Customer Financing.”

Other revenue, including freight and delivery charges and technical service parts and labor, is recognized when the related product revenue is recognized or when the product or services are provided to the customer.

The receivables that result from the recognition of revenue by the Company are reported net of the related allowances discussed above. The Company also maintains a valuation allowance based upon the expected collectability of receivables held. Estimates are used to determine the valuation allowance and are based on several factors, including historical collection data, economic trends and credit worthiness of customers. Receivables are written off when the Company determines the amounts to be uncollectible, typically upon customer bankruptcy or non-response to continuous collection efforts. The portions of receivable amounts that are not expected to be collected during the next twelve months are classified as long-term.

The Company has a relatively large disperse customer base and no single customer accounts for more than 1% of consolidated net sales. In addition, the equipment sold to customers under finance contracts generally serves as collateral for the contract and the customer provides a personal guarantee as well.

Patterson Companies, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures of the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Scott P. Anderson, President and Chief Financial Officer

John D. Buck, Audit Committee Chairman

Anne Mootz, Ernst & Young, LLP

Matthew L. Levitt, Secretary and General Counsel